CHANGE OF AUDITOR NOTICE

TO: **Ontario Securities Commission**

AND TO: **PricewaterhouseCoopers LLP, Chartered Accountants**

AND TO: **McGovern, Hurley, Cunningham, LLP, Chartered Accountants**

Grandview Gold Inc. (the "**Company**") gives the following notice in accordance with Section 4.11 of National Instrument 51-102 - *Continuous Disclosure Obligations* ("**NI 51-102**"):

1. The Company has decided to change its auditor from PricewaterhouseCoopers LLP (the "**Former Auditor**") to McGovern, Hurley, Cunningham, LLP (the "**Successor Auditor**"). Consequently, on April 26, 2013, the Company asked the Former Auditor to resign. The Former Auditor submitted their resignation effective April 26, 2013. The Successor Auditor has agreed to its appointment as the Company's new auditors.

2. The Former Auditor resigned at the Company's request.

3. The replacement of the Former Auditor as auditors of the Company and the appointment of the Successor Auditor as auditors of the Company have been considered and recommended by and approved by the Board of Directors of the Company.

4. There were no reservations contained in the Former Auditors reports for either of the Company's two most recently completed fiscal years, namely the fiscal years ending May 31, 2011 and May 31, 2012.

5. The Company confirms that there were no reportable events (as defined in NI 51-102), including disagreements, consultations, or unresolved issues prior to the resignation of the Former Auditor.

DATED this 26th day of April, 2013.

GRANDVIEW GOLD INC.

Per:

Carmelo Marrelli
Chief Financial Officer